PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67528

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Chicago Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Otis Road
(No. and Street)

Barrington	IL	60010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven E Knoop (312) 739-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marvin M. Siegel CPA, PC
(Name – *if individual, state last, first, middle name*)

3330 Old Glenview Road	Wilmette	IL	60091
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Knoop _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Chicago Advisors, Inc. _____ , as of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____



_____
Signature

President
_____
Title


_____
Notary Public



TERRENCE J FREEMAN
Official Seal
Notary Public – State of Illinois
My Commission Expires Nov 20, 2021

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

FIRST CHICAGO ADVISORS, INC.
REPORT ON EXAMINATION
FOR THE 12 MONTHS ENDED
DECEMBER 31, 2017

MARVIN M. SIEGEL CPA P.C.
Certified Public Accountants
3330 Old Glenview Road, Suite 7
Wilmette, IL 60091
847-256-8355

To: The Board of Directors
Barrington, Illinois

Independent Auditor's Report

We have audited the accompanying statement of financial condition of First Chicago Advisors, Inc. (an Illinois corporation), as of December 31, 2017, and the related statements of income, changes in financial condition, and statement changes in stockholders equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America, and with auditing standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Chicago Advisors, Inc., as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Wilmette, Illinois
February 5, 2018

Steven M. Siegel
Certified Public Accountant

FIRST CHICAGO ADVISORS, INC.
Balance Sheet
As of December 31, 2017

ASSETS

CURRENT ASSETS		
Cash in Checking		
UBS Money Market	$ 6,864	
Harris Bank	5,058	
Total Current Assets		$ 11,922
FIXED ASSETS		
Computer	2,602	
Accumulated Depreciation - Computer	(1,577)	
Equipment	2,467	
Accumulated Depreciation - Equipment	(2,467)	
Total Fixed Assets		1,025
TOTAL ASSETS		$ 12,947

LIABILITIES AND EQUITY

CURRENT LIABILITIES		
Accrued Expenses	$ 2,791	
Total Current Liabilities		$ 2,791
EQUITY		
Common Stock	1,000	
Additional Paid-In Capital	316,016	
Retained Earnings	(306,860)	
TOTAL EQUITY		10,156
TOTAL LIABILITIES AND EQUITY		$ 12,947

(See Independent Auditor's Report.)

To the Board of Directors:

In planning and performing our audit of the financial statements of First Chicago Advisors, Inc. (the Company), as of and for the year ended December 31, 2017, in accordance with audit standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error of fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of control does not allow management or employees, in the normal course of performing their assigned function, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2017, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Wilmette, Illinois
February 5, 2018

Steven M. Siegel
Certified Public Accountant

Notes to Financial Statements
December 31, 2014

Note 1: Organization and Nature of Business
The Company was formed on January 18, 2005, as a corporation under the laws of the State of Illinois Act.

The terms of the Company is perpetual unless and until dissolved in accordance with the provision of the member's operating agreement.

The Company is registered as a nonclearing broker/dealer and was approved as a member of the National Association of Securities Dealers, Inc. (NASD), in July 2007.

The Company was formed for the purpose of assisting in the private placement of securities, along with other securities business activities, such as mergers, acquisitions and other corporate reorganization transactions including financial advisory services.

The Company is wholly owned by Steven Knoop.

Note 2: Summary of Significant Accounting Practices
A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Accrual basis of accounting. The Company uses the accrual basis of accounting.

Property and equipment. Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the straight-line depreciation method.

Income taxes. The Company has elected to be treated as a subchapter S corporation for income tax purposes. Generally, any taxable income of a subchapter S corporation flows through to the shareholder and is reported on personal income tax returns.

Statement of cash flows. For the purposes of the statement of cash flows, the Company considers only bank accounts to be cash equivalents.

Note 3: Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2017, the Company had excess net capital requirements of $3,994.00, which includes $137.00 in money market haircuts not included in the December 31, 2017, amended

focus report. The net capital rule may effectively restrict the payment of shareholder capital withdrawals.

Note 4: Employee Benefit Plan

The Company maintains a SEP IRA profit-sharing plan for all eligible employees. Employees are eligible to participate in the plan if they are 21 years of age, employed as regular full-time employees, and have completed 30 days of service. However, no contributions were made for the year ended December 31, 2017.

Note 5: Subsequent Events

None.

Note 6: Exemption from SEC Rule 15c3-3

The company does not engage in any securities transactions that require clearing of monies. The company is an introducing broker dealer, solely engaged in mergers and acquisitions and private placements. The company carries no customer accounts and does no clearing for customer funds or securities. Therefore, it is exempt from SEC Rule 15c3-3 under provisions of Rule 15c3-3 (k) (2) (i).

MARVIN M. SIEGEL CPA P.C.

Certified Public Accountants
3330 Old Glenview Road, Suite 7
Wilmette, IL 60091
847-256-8355

February 5, 2018

To Whom It May Concern:

We have reviewed management's statements, included in the accompanying December 31, 2017, letter titled "Exemption from SEC Rule 15c3-3" (the "Exemption Letter Report"), in which (1) First Chicago Advisors, Inc. ("First Chicago") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which First Chicago claimed an exemption from 17 C.F.R. § 240.15c3-3 (k) *(2) (i)* (the "exemption provisions") and (2) First Chicago stated that First Chicago met the identified exemption provisions throughout the most recent fiscal year without exception. First Chicago's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Chicago's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) *(2) (i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.



Steven M. Siegel, CPA
Wilmette, Illinois